VIA EDGAR

September 10, 2020

Dale Welcome and Melissa Raminpour
Office of Manufacturing
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	RELX PLC Form 20-F for Fiscal Year Ended December 31, 2019 Filed February 20, 2020 File No. 001-13334

Dear Mr. Welcome and Ms. Raminpour:

We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 10, 2020 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 20-F (the “RELX 20-F”).  For your convenience we have repeated below in bold, italics the comments set forth in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2019

1.
In your presentation of the non-GAAP measure, EBITDA, you include items in addition to what the acronym suggests (e.g., disposals and other non-operating items). To the extent that you continue to include adjustments not contemplated by the acronym, please revise the title of your non-GAAP measure to distinguish it from the defined measure of EBITDA. Please refer to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Finally, disclose the usefulness of this measure to investors and management pursuant to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and, in our future filings, we propose to remove the references to EBITDA.

2.	In future filings, please expand your disclosure to discuss the significant payment terms in contracts with your customers. Please refer to IFRS 15.119(b) for guidance.

Response:

We acknowledge the Staff’s comment and, in our future filings we will include additional disclosure substantially consistent with the following in our revenue recognition accounting policy:

‘Our subscription and Exhibition related revenue streams require payment in advance of the service being provided. Payment terms offered to customers are in line with the standard in the markets and geographies we operate in, and contracts do not contain significant financing components.  In most instances our contracts do not contain variable consideration, and those that do are limited to those associated with transactional revenue streams, where the consideration may vary with volumes.’

RELX PLC 1-3 Strand London, WC2N 5JR	T: +44 (0)20 7166 5500 www.relx.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536

3.	To the extent applicable, please revise future filings to provide the disclosures regarding assets recognized from costs to obtain or fulfill a contract with a customer as required by IFRS 15.127-128.

Response:

Due to the nature of our business, we do not recognise material assets from the costs incurred to obtain or fulfil a contract with a customer, and as such do not include the disclosures required by IFRS 15.127-128.

4.
Your reconciliation of net profit attributable to RELX PLC shareholders to adjusted net profit attributable to RELX PLC shareholders presents the adjustments on a post-tax basis. Please revise your presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item. Please refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and, in our future filings, we will revise the reconciliation such that it will be set out in a format substantially consistent with that as presented in Appendix 1.

The example reconciliation uses 2019 numbers. In future filings, the reconciliation will be presented for each period required.

5.	In future filings, please disclose the amount of revenue recognized during the period that was included in the opening deferred revenue balance as provided by IFRS 15.116(b).

Response:

We acknowledge the Staff’s comment and, in our future filings we will include additional disclosure substantially consistent with the following below the table in note 21 to enable investors to more clearly understand the relationship between deferred income and revenue recognition:

‘Materially all of the opening deferred income balance has been recognised in the reporting period.’

Yours sincerely,

/s/ Nick Luff
Nick Luff
Chief Financial Officer, RELX PLC

cc:
Henry Udow
Kenneth Thompson, II
 RELX PLC

George Stephanakis
Cravath, Swaine & Moore LLP

RELX PLC 1-3 Strand London, WC2N 5JR	T: +44 (0)20 7166 5500 www.relx.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536

Appendix 1

	Pre tax Adjustment £m	Tax on Adjustment £m	Total £m
Net profit attributable to RELX PLC shareholders			1,505
Adjustments:
Amortisation of acquired intangibles	295	26	321
Acquistion related costs	84	(15)	69
Net interest on net defined benefit obligation & other	13	(3)	10
Disposals and other non operating items	(51)	11	(40)
Other deferred tax credits	-	(57)	(57)
Adjusted net profit attributable to RELX PLC share holders			1,808

RELX PLC 1-3 Strand London, WC2N 5JR	T: +44 (0)20 7166 5500 www.relx.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536